Exhibit 1

FIRSTSERVICE CORPORATION

ANNUAL INFORMATION FORM

For the year ended December 31, 2023

February 22, 2024

Exhibit “A” – Audit Committee Mandate

NOTICE TO READER

This is the annual information form of FirstService Corporation for the year ended December 31, 2023 (the “AIF”). In this AIF, unless otherwise specified or the context otherwise requires, reference to “we”, “us”, “our”, “Company” or “FirstService” includes reference to the subsidiaries of, and other equity interests held by, FirstService Corporation and its subsidiaries.

Certain historical information contained in this AIF has been provided by, or derived from information provided by, certain third parties. Although we have no knowledge that would indicate that any such information is untrue or incomplete, we assume no responsibility for the completeness or accuracy of such information or the failure by such third parties to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which are unknown to us.

PRESENTATION OF INFORMATION

Unless otherwise specified, all dollar amounts referred to in this AIF are expressed in United States dollars and all references to “$” or “US$” are to United States dollars and all references to “C$” are to Canadian dollars. Unless otherwise indicated, all financial information included in, or incorporated by reference into, this AIF is derived from consolidated financial statements that are prepared using generally accepted accounting principles as in effect in the United States (“GAAP”) and presented as at December 31, 2023.

FORWARD-LOOKING STATEMENTS

This AIF contains, and incorporates by reference, “forward looking statements” which reflect the current expectations, estimates, forecasts and projections of management regarding our future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may,” “would,” “could,” “will,” “anticipate,” “believe,” “plan,” “expect,” “intend,” “estimate,” “aim,” “endeavour” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this AIF. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this AIF. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in, or incorporated by reference into, this AIF are based upon what management currently believes to be reasonable assumptions, we cannot assure readers that actual results, performance or achievements will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this AIF and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this AIF to reflect subsequent information, events, results or circumstances or otherwise.

FIRSTSERVICE CORPORATION

ANNUAL INFORMATION FORM

(February 22, 2024)

Corporate structure

We were formed under the Business Corporations Act (Ontario) as “New FSV Corporation” pursuant to Articles of Incorporation effective on October 6, 2014. On June 1, 2015, our predecessor, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – FirstService and Colliers International Group Inc. Under the Spin-off, Old FSV shareholders received one FirstService share and one Colliers International Group Inc. share of the same class as each Old FSV share previously held, Old FSV amalgamated with a wholly-owned subsidiary and changed its name to Colliers International Group Inc., and FirstService’s name was changed to “FirstService Corporation”.

On May 10, 2019, we settled the Restated Management Services Agreement, including the long-term incentive arrangement therein, between FirstService, Jay S. Hennick and Jayset Management FSV Inc. and eliminated FirstService’s dual class share structure. On that date, FirstService also effected an amendment to its articles that eliminated the multiple voting shares and the “blank cheque” preference shares as part of the authorized capital of FirstService, and re-classified its subordinate voting shares as common shares. This transaction is further described in FirstService’s management information circular dated March 25, 2019 relating to the annual and special meeting of shareholders held on May 3, 2019 under “Business of the Meeting – Approval of Transaction” and “Business of the Meeting – Approval of Amendment to the Articles”.

Our head and registered office is located at 1255 Bay Street, Suite 600, Toronto, Ontario, M5R 2A9. Our fiscal year-end is December 31.

Intercorporate Relationships

We have the following principal subsidiaries which have total assets or revenues which exceed 10% of our total consolidated assets or revenues as at and for the year ended December 31, 2023:

Name of subsidiary	Percentage of voting securities owned	Jurisdiction of incorporation, continuance, formation or organization
FirstService CAM Holdings, Inc.	100.0%	Delaware
FirstService Residential, Inc.	100.0%	Delaware
FirstService Residential Florida, Inc.	100.0%	Florida
FirstService Restoration, Inc.	100.0%	Delaware
FirstService Roofing Holdings, Inc.	90.4%	Delaware
Bellwether FOS Holdco, Inc.	89.1%	Delaware
FirstOnSite USA Holdings, Inc.	100.0%	Delaware
Interstate Restoration LLC	100.0%	Colorado
FS Brands, Inc.	97.2%	Delaware
Century Fire Holdings, LLC	94.9%	Delaware

The voting securities of the above noted subsidiaries not controlled by FirstService are owned by operating management of each respective subsidiary. The above table does not include all of the subsidiaries of FirstService. The assets and revenues of our unnamed subsidiaries did not exceed 20% of our total consolidated assets or total consolidated revenues as at and for the year ended December 31, 2023.

General development of the business

FirstService is the North American leader in residential property management and other essential property services to residential and commercial customers. We began independent operations on June 1, 2015 following the completion of the Spin-off, which included, among other things, the transfer to us of the FirstService Residential and FirstService Brands divisions of Old FSV, and the assets and liabilities referable thereto, as operated by Old FSV prior to June 1, 2015. Prior to completion of the Spin-off, we did not carry on any active business and did not issue any shares.

History

The business lines of FirstService were part of the foundation of our predecessor company, Old FSV, originally launched in 1989 by Jay S. Hennick, our founder and Chairman, with a Toronto-based commercial swimming pool and recreational facility management business which he founded as a teenager in 1972. Over the past 30 years, the businesses of FirstService have grown their operations “one step at a time” both through internal growth and acquisitions. In addition to the Spin-off, the following chart summarizes key milestones in the evolution of the Company:

Year	Event
1989	Jay S. Hennick established Old FSV with a Toronto-based swimming pool management company Old FSV acquired College Pro Painters franchise system and established FirstService Brands
1994	D. Scott Patterson joined Old FSV as Vice President, Corporate Development and soon thereafter became Chief Financial Officer
1996

Old FSV established the FirstService Residential platform by acquiring two Florida-based property management firms, with follow-on acquisitions in the New York City and Northeast U.S. regions shortly thereafter

1997	FirstService Brands acquired Paul Davis Restoration
1997	FirstService Financial was established as part of the FirstService Residential platform service offering
1998	FirstService Brands acquired California Closets
2005	FirstService Brands exceeded 1,000 franchises
2007	FirstService Brands exceeded $1 billion in system-wide sales
2008	FirstService adopted Net Promoter System (NPS) across all of its businesses
2009	FS Energy was launched to add to FirstService Residential’s comprehensive services
2010	FirstService Residential expanded into Canada
2013	FirstService Residential national brand was established from the rebranding of 18 regional brands
2016	FirstService acquired Century Fire Protection
2019	FirstService acquired Global Restoration (legally known as Bellwether FOS Holdco, Inc.) and completed a public offering of common shares for gross proceeds of approximately US$200 million
2020	FirstService completed a private placement sale of common shares for gross proceeds of approximately US$150 million.
2021	First Onsite Restoration national brand was established from the rebranding of Global Restoration
2023	FirstService acquired Roofing Corp of America

Business description

FirstService is a North American leader in the essential outsourced property services sector, serving its customers through two operating divisions: FirstService Residential, North America’s largest manager of residential communities, and FirstService Brands, one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchise systems. With the acquisition of First Onsite Restoration in 2019, FirstService Brands significantly expanded its scale and capabilities in commercial and large loss property restoration in North America. See “– FirstService Brands Segment – First Onsite Restoration”. At the end of 2023, with the acquisition of Roofing Corp of America, FirstService Brands added commercial roofing services to its repair, maintenance and restoration capabilities. See “– FirstService Brands Segment – Roofing Corp of America”.

FirstService Residential and FirstService Brands both rely on the same operational foundations for success – a core competency in managing and growing market-leading, value-added outsourced essential property services businesses; a focus on client service excellence; economies of scale that are leveraged wherever possible to create more value for clients; and strong brand recognition. These pillars provide our businesses with competitive advantages that are difficult to replicate. Our two business lines also have similar highly attractive financial profiles, including a high proportion of recurring revenue streams, low capital expenditure and working capital requirements, high free cash flow generation, and significant financial strength to grow both organically and through consolidation of highly fragmented industries.

We conduct our business and report our financial performance through two operating segments as shown below:

The following charts summarize the revenues, operating earnings and adjusted EBITDA of our two operating segments over the past two fiscal years.

Revenues by operating segment	Year ended December 31
(in thousands of US$)	2023	2022
FirstService Residential FirstService Brands Total	1,996,823 2,337,725 $4,334,548	1,772,258 1,973,577 $3,745,835

Operating earnings (loss) by operating segment	Year ended December 31
(in thousands of US$)	2023	2022
FirstService Residential FirstService Brands Corporate Total	155,044 126,468 (36,620) $244,892	138,873 111,638 (31,485) $219,026

Adjusted EBITDA[1] by operating segment	Year ended December 31
(in thousands of US$)	2023	2022
FirstService Residential FirstService Brands Corporate Total	187,792 242,356 (14,420) $415,728	168,637 196,277 (13,182) $351,732

FirstService Residential Segment

FirstService Residential is North America’s largest manager of private residential communities, offering a full range of services across multiple geographies to a wide variety of clients, including condominiums (high and low-rise), co-operatives, homeowner associations, master-planned communities, active adult and lifestyle communities, and a variety of other residential developments governed by common interest or multi-unit residential community associations. Our approximately 20,000 employees in approximately 100 offices across 25 U.S. states and 3 Canadian provinces manage over 9,000 communities, representing more than 4 million residents. Our operational and client coverage footprint is extensive, with a presence in major markets that constitute over 70% of the North American population.

Typically, owners of residential units within these communities are required to pay monthly or quarterly fees to cover all expenses to operate and maintain the common areas of the communities. Resident owners elect volunteer homeowners to serve on a board of directors to oversee the operations of the community association. Historically, decision-making for the day-to-day operations of the communities was delegated to these volunteer board members, although, increasingly, these boards outsource this responsibility to professional property management companies like FirstService Residential.

There are two types of professional property management companies within the industry – traditional or full-service:

●

Traditional property management: Traditional property managers focus principally on administrative and governance property management functions on behalf of community association clients, including advising homeowner boards on matters relating to the operation of their communities, collection of monthly maintenance fees, sourcing and payments to suppliers, financial statement preparation, and outsourcing of support services.

●

Full service property management: Full service property managers provide all of the traditional functions, plus a range of ancillary services including, among other things, on-site staffing (in areas such as building engineering and maintenance, full-service amenity management, security and concierge/front desk), banking and insurance products, energy conservation and management solutions, and resale processing services.

Only a small number of industry participants have the expertise and capital to provide full-service property management services comparable to FirstService Residential. We have the scale, highly recognized brand, geographic footprint, resources, operating expertise and innovation to deliver a full-service offering. We combine our advantages of size and national presence with a local touch and dedication focusing on service excellence, which solidifies our client relationships and market-leading reputation.

As a full-service property manager, FirstService Residential provides a full range of ancillary services, including on-site staffing for building engineering and maintenance, full-service swimming pool and amenity management, security and concierge/front desk. In most markets, we also provide non-labour, higher margin fee-based ancillary products and services, including financial services (cash management, other banking transaction-related services, and specialized property insurance brokerage), energy management solutions and advisory services, and resale processing services, utilizing the scale of our operations to economically benefit clients.

________________________________________

[1]

Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a reconciliation of this and other non-GAAP financial measures, see “Reconciliation of non-GAAP financial measures” in this AIF.

We generally provide residential property management and recurring ancillary services under contract, with a fixed monthly fee. These contracts typically range in duration from one to three years, yet are generally cancellable by either party with 30 to 90 days’ notice. Historically, a significant proportion of our revenue is recurring due to the nature of our contracts, which have a mid-90% retention rate, and therefore have a long-term tenure.

FirstService Brands Segment

FirstService Brands is a leading North American operator and provider of essential property services to residential and commercial customers. The principal brands in this division include First Onsite Restoration, Paul Davis Restoration, Roofing Corp of America, Century Fire Protection, California Closets, CertaPro Painters, Floor Coverings International, and Pillar to Post Home Inspectors.

Franchised Operations

We own and operate five franchise networks as follows:

(i)

Paul Davis Restoration is a franchisor of residential and light commercial restoration services serving the insurance industry in the United States and Canada through 353 franchises. Paul Davis provides full service water, fire and mold cleanup, construction rebuild and restoration services for property damaged by natural or man-made disasters. Royalties are earned from franchisees based on a percentage of franchisee gross revenues.

(ii)

CertaPro Painters is the largest provider of residential and commercial painting services in North America. CertaPro has 364 franchises operating in major markets across the United States and Canada. CertaPro Painters focuses on high-end residential and commercial painting and decorating work. CertaPro completes more than 125,000 projects in a typical year. Royalties are earned based on a percentage of franchisee gross revenues or a fixed monthly fee, plus administrative fees for various ancillary services.

(iii)

California Closets is North America's largest provider of custom-designed and installed closet and home storage solutions. California Closets has 87 franchises in the United States and Canada. There are currently approximately 138 branded California Closets retail showrooms in operation in North America which are used by franchisees to demonstrate and sell the product. California Closets franchise and corporate locations typically install more than 75,000 jobs annually across North America. Royalties are earned based on a percentage of franchisee gross revenues.

(iv)

Pillar to Post Home Inspectors is one of North America’s largest home inspection service providers. Services are provided through a network of approximately 650 home inspectors in 449 franchises. Through its proprietary inspection model, Pillar to Post Home Inspectors can assess many categories or items inside and outside the home as part of its evaluation process. Pillar to Post Home Inspectors typically inspects more than $50 billion in residential real estate each year. Royalties are earned on a percentage of franchisee gross revenues.

(v)

Floor Coverings International is a residential and commercial floor coverings design and installation franchise system operating in North America with 295 franchises. Royalties are earned based on a percentage of franchisee gross revenues.

Franchise agreements are for terms of five or ten years. Royalties are reported and paid to us monthly in arrears. All franchise agreements contain renewal provisions that can be invoked by FirstService Brands at little or no cost.

The franchised property services industry is highly fragmented, consisting principally of a large number of smaller, single-service or single-concept companies. Due to the large size of the overall market for these services, dominant market share is not considered necessary for becoming a major player in the industry. However, because of the low barriers to entry in this segment, we believe that brand name recognition among consumers is a critical factor in achieving long-term success in the businesses we operate.

Franchise businesses are subject to U.S. Federal Trade Commission regulations and state and provincial laws that regulate the offering and sale of franchises. Presently, we are authorized to sell franchises in 50 U.S. states, in all Canadian provinces and in several other countries around the world. In all jurisdictions, we endeavor to have our franchises meet or exceed regulatory standards.

Company-Owned Operations

FirstService Brands owns 22 California Closets operations, 15 Paul Davis Restoration operations and two CertaPro Painters operations in major metropolitan markets in the United States and Canada. The California Closets, Paul Davis Restoration and CertaPro Painters operations were acquired from franchisees with the goal of accelerating revenue growth and realizing operating margin expansion potential.

First Onsite Restoration

First Onsite Restoration is the second largest commercial and large loss property restoration firm in North America. Headquartered in Denver, Colorado and founded in 1998, First Onsite provides integrated end-to-end solutions encompassing mitigation, restoration and reconstruction services on behalf of blue chip, national clients which include large, multi-location commercial customers, property owners and insurance companies. First Onsite employs approximately 2,700 staff operating out of approximately 110 regional offices throughout North America. First Onsite Restoration complements our Paul Davis Restoration franchised and company-owned operations, which collectively are a leading player in the residential segment of the industry.

Century Fire Protection

Century Fire Protection is one of the largest full-service fire protection companies in the Southeastern United States. Century Fire Protection adds an important service capability to FirstService’s portfolio of essential property services. Headquartered in Duluth, Georgia, Century Fire Protection provides end-to-end fire protection solutions, including design, fabrication, installation, maintenance, repair, service and inspection services for commercial, residential, industrial and institutional clients. Century Fire Protection employs approximately 1,900 staff operating out of 35 offices throughout Georgia, Alabama, Maryland, North Carolina, South Carolina, Tennessee, Texas, Florida, Missouri, Virginia, Kansas and Kentucky.

Roofing Corp of America

In December 2023, we completed the acquisition of Roofing Corp of America, the fifth largest commercial roofing firm in North America. The acquisition added a key service capability to FirstService’s portfolio of leading essential property services brands and, in particular, brought a highly complementary strategic fit to our operations at First Onsite Restoration and Paul Davis Restoration. Headquartered in Atlanta, Georgia, Roofing Corp of America delivers a wide range of end-to-end roofing services, including re-roofing, repair and maintenance, and new roof installations, to building owners, property and facility managers, homeowners’ associations, and general contractors. Roofing Corp of America operates under ten local brands from 16 regional branch locations across 11 U.S. states, spanning the Sun Belt, Mid-Atlantic, Midwest and West regions and employs more than 900 highly trained professionals.

Seasonality

Certain segments of the Company’s operations are subject to seasonal variations. This seasonality results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

Trademarks

Our trademarks are important for the advertising and brand awareness of all of our businesses and franchises. We take precautions to defend the value of our trademarks by maintaining legal registrations and by litigating against alleged infringements, if necessary.

The FirstService Residential operating division operates under the FirstService Residential trademark. This common branding creates a unified North American market presence signifying our market leadership, to showcase our commitment to service excellence and to leverage our strengths to the benefit of current and future clients. No value has been ascribed to the FirstService Residential trademark in our consolidated financial statements.

In our FirstService Brands division, our Century Fire business, Roofing Corp of America business and two franchise systems – California Closets and Paul Davis Restoration – have trademarks to which value has been ascribed in our consolidated financial statements. The value of these trademarks is derived from the recognition they enjoy among the target audiences for the respective property services. These trademarks have been in existence for many years, and their prominence among consumers has grown over time through the addition of locations and/or franchisees and the ongoing marketing programs conducted by franchisees and FirstService. No value has been ascribed to the First Onsite trademark in our consolidated financial statements.

Growth strategy

We maintain leadership positions in the residential property management and residential and commercial property services industries, offering a full complement of services to a wide range of customers. We have an established track record of expanding our business through both organic and acquisition growth. Our growth plan involves five primary drivers: (i) capitalizing on our scale advantages to win new business; (ii) continuing to emphasize retention of our existing customer base, and leveraging referrals from past and existing customers; (iii) continuing to expand our ancillary services; (iv) realizing operational efficiencies; and (v) selectively pursuing strategic acquisitions.

Competition

We compete in the essential property services industry as one of the largest providers of such services to residential and commercial customers in North America.

FirstService Residential is the North American leader in residential property management with an estimated 6% market share. We operate in a highly fragmented market, with an estimated 9,000 local and regional management companies across North America. Only a relatively small number of our competitors are able to deliver the expertise and investment capital to compete broadly on a professional platform. Our primary competitors are smaller independent regional players. Our competitive position varies across geographies, property types, and services provided.

The essential property services industry in which FirstService Brands participates is highly fragmented and consists predominantly of small “mom & pop” businesses and, for restoration, emergency response, roofing and related services, a few national players. Each of our service lines within FirstService Brands has professionalized its business category, and has a leading position within each market served. FirstService Brands competes primarily with local, regional and family-owned and operated enterprises or franchise businesses.

Employees

We have approximately 29,000 employees.

Environmental, social and governance

Oversight

The board of directors of FirstService (the “Board”) oversees and monitors FirstService’s policies and practices related to its environmental, social and governance (“ESG”) program, including management of climate-related risks and opportunities, and alignment of the ESG strategy with FirstService’s overall business strategy. The Board satisfies itself that FirstService has developed and implemented appropriate ESG standards in the conduct of its operations. At least annually, the Board verifies FirstService’s compliance with any applicable legal and regulatory requirements related to ESG disclosure and reviews any ESG report prepared by FirstService. For more detailed information on FirstService’s ESG initiatives, please visit FirstService’s website at www.firstservice.com.

The Nominating and Corporate Governance Committee of the Board contributes to the Board’s oversight of FirstService’s ESG program through: (i) the review, on a periodic basis, of FirstService’s governance practices in relation to its ESG and climate programs, policies and practices; (ii) the review of FirstService’s public disclosure related to its ESG and climate programs, policies and practices and any ESG report prepared by FirstService; (iii) the review annually of the Board’s expertise in ESG matters and ensuring appropriate ESG education is provided to the Board members; (iv) ensuring ESG and diversity goals are considered in Board recruitment; (v) ensuring that responsibility for oversight of any specific ESG-related matters, as appropriate, are integrated into committee mandates and the Board mandate; (vi) monitoring ESG matters of interest to shareholders and other FirstService stakeholders and reviewing any shareholder proposals on ESG; and (vii) monitoring FirstService brand and FirstService social responsibility initiatives, diversity, equity and inclusion initiatives and community giving and philanthropic programs.

To ensure the Board and management have, or have access to, the competencies needed to engage on ESG and climate matters, the members of the Nominating and Corporate Governance Committee, as well as other Board members attended a substantial ESG and climate related training/workshop in January 2024 dealing with ESG trends, key climate concepts relevant for capital markets, ESG disclosure frameworks and ESG governance best practices.

ESG Materiality Assessment

As a foundation for FirstService’s ESG strategy and disclosure, in 2023 FirstService undertook its first ESG materiality assessment to identify, assess and prioritize the ESG factors considered to have the greatest potential to impact company value over the short, medium, and long term. In developing the ESG materiality assessment, FirstService considered leading ESG reporting frameworks, including the International Sustainability Standards Board (ISSB), Sustainability Accounting Standards Board (SASB) and Recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

FirstService identified the following core factors that present significant opportunities for FirstService and are a focus for its ESG approach:

●

Human Capital Management: FirstService’s people are its greatest asset. FirstService strives to foster a strong culture that embraces diversity and inclusion, attracts those who share its values and offers opportunities to grow within the organization.

●	Health & Safety: Protecting FirstService team members, clients, and the communities in which FirstService operates through strong health and safety management is critical to its success.

●

Climate Change: As a service provider, FirstService’s exposure to climate risk is comparatively less than real estate property owners. At the same time, there are significant opportunities for FirstService to support clients seeking to enhance energy efficiency or recover from the impacts of acute weather events.

Social Purpose Initiative

FirstService has long believed in the importance of giving back to its people, its community, and the environment. Since 2018, FirstService has put this belief into action through its Social Purpose initiative, which was launched to create greater awareness and visibility for the many ways that FirstService employees give back. Throughout the year, team members are encouraged to join FirstService’s mission to #FirstServeOthers by engaging in initiatives and activities in support of our people, our community, and our environment. The 2023 highlights from FirstService’s Social Purpose initiative are detailed on FirstService’s website at www.firstservice.com.

Non-controlling interests

We own a majority interest in substantially all of our operations, while operating management of each non-wholly-owned subsidiary owns the remaining shares. This structure was designed to maintain control at FirstService while providing significant risks and rewards of equity ownership to management at the operating businesses. In almost all cases, we have the right to “call” management’s shares, usually payable at our option with any combination of common shares of FirstService (the “Common Shares”) or cash. We may also be obligated to acquire certain of these non-controlling interests in the event of death, disability or cessation of employment or if the shares are “put” by the holder, subject to annual limitations on these puts imposed by the relevant shareholder agreements. These arrangements provide significant flexibility to us in connection with management succession planning and shareholder liquidity matters.

Dividends and dividend policy

Dividend policy

Our board of directors has adopted a dividend policy pursuant to which we intend to make quarterly cash dividends to holders of Common Shares of record at the close of business on the last business day of each calendar quarter. The current quarterly dividend rate is $0.25 per Common Share (a rate of $1.00 per annum), which has increased several times since the Spin-off in 2015 when the quarterly dividend rate was $0.10 per Common Share (a rate of $0.40 per annum). Each quarterly dividend is paid within 30 days after the applicable record date. For the purposes of the Income Tax Act (Canada) and any similar provincial legislation, all dividends on the Common Shares will be eligible dividends unless indicated otherwise.

The terms of our dividend policy remain, among other things, at the discretion of our board of directors. Future dividends on the Common Shares, if any, will depend on the results of our operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other relevant factors. Under the terms of our second amended and restated credit agreement dated as of February 17, 2022 (the “Credit Agreement”), our amended and restated note and guarantee agreement (the “Senior Note Agreement”) governing our senior notes (the “Senior Notes”), our master note agreement dated as of September 29, 2022 (the “NYL Note Agreement”) with NYL Investors LLC for private placement issuances of up to US$150 million of senior unsecured notes (“NYL Notes”) and our note purchase and private shelf agreement dated as of September 29, 2022 (the “Prudential Note Agreement”) with PGIM Private Capital for private placement issuances of up to US$300 million of senior unsecured notes (“Prudential Notes”), we are not permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof. See “Material contracts” and “Risk factors” below.

Dividend history

The aggregate cash dividends declared per Common Share for the years ended December 31, 2023, 2022 and 2021 were US$0.90, US$0.81 and US$0.73, respectively.

Capital structure

Authorized and issued capital

Our authorized capital consists of an unlimited number of Common Shares, of which, as at the date hereof, there were 44,971,389 Common Shares issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive: (i) notice of, to attend and speak at and to vote at any meeting of the shareholders of FirstService, and at such meeting holders of Common Shares have one vote for each Common Share held; (ii) dividends as may be declared thereon by our board of directors; and (iii) our remaining property and assets, in equal amounts per share on all Common Shares at the time outstanding without preference or distinction, upon our liquidation, dissolution or winding up, or other distribution of our assets among our shareholders for the purposes of winding-up our affairs. The holders of Common Shares do not have any right to vote separately upon any proposal to amend our articles to increase any maximum number of authorized shares of any class or series having rights or privileges equal or superior to the Common Shares or to create a new class of shares equal or superior to the Common Shares. The Common Shares are not redeemable nor retractable but are, subject to applicable law, able to be purchased for cancellation by FirstService in the open market, by private contract or otherwise.

Stock Option Plan

FirstService has a stock option plan (the “Option Plan”) pursuant to which options to acquire Common Shares are granted to directors, officers and full-time employees of FirstService or its subsidiaries (other than Jay S. Hennick). A summary of the terms of the Option Plan is set out in the section entitled “Executive Compensation – Incentive Award Plans of FirstService – FirstService Stock Option Plan” contained in our Management Information Circular filed in connection with our meeting of shareholders held on April 6, 2023 (the “Meeting Circular”), which section is incorporated by reference herein and is available under our SEDAR+ profile at www.sedarplus.ca. The maximum number of Common Shares subject to grants of options under the Option Plan is limited to 7,313,500, of which, as at the date hereof: (i) options exercisable for 2,700,287 Common Shares have been granted and are outstanding as at the date hereof; and (ii) options which were exercisable for 3,262,973 Common Shares have been exercised or expired as at the date hereof, leaving options available for grant for 1,350,240 Common Shares.

Market for securities

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Select Market (“Nasdaq”) under the symbol “FSV”. No other securities of FirstService are listed for trading on any marketplace. The following table sets forth the reported high and low trading prices and the aggregate volume of trading of the Common Shares on Nasdaq (in United States dollars) and on the TSX (in Canadian dollars) for each month during 2023:

	Nasdaq			TSX
Month	High Price (US$)	Low Price (US$)	Volume Traded	High Price (C$)	Low Price (C$)	Volume Traded
January 2023	$143.99	$121.94	758,023	192.26	166.25	1,054,053
February 2023	$148.70	$134.65	1,104,033	198.68	183.25	1,765,963
March 2023	$141.51	$131.75	984,188	190.56	181.42	1,608,658
April 2023	$150.79	$137.12	922,531	204.75	185.15	1,108,973
May 2023	$151.38	$139.68	1,313,360	204.84	187.00	1,474,730
June 2023	$156.87	$139.48	1,363,628	207.31	186.43	1,609,603
July 2023	$163.95	$151.63	1,587,949	212.04	201.75	1,123,238
August 2023	$157.68	$143.49	1,206,078	209.77	194.42	1,296,070
September 2023	$158.41	$144.74	1,222,106	213.00	195.00	1,718,852
October 2023	$149.07	$134.77	1,085,814	205.33	187.25	1,184,722
November 2023	$158.47	$140.76	1,153,863	216.18	195.50	1,145,787
December 2023	$166.27	$155.40	1,552,920	223.84	208.02	1,785,888

Transfer agents and registrars

The transfer agent and registrar for the Common Shares is TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1.

Directors and executive officers

Directors

Our board of directors is currently comprised of eight members. The following information is provided with respect to the directors of FirstService as at the date hereof:

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Yousry Bissada[1,2] Ontario, Canada	63	Director since April 6, 2022

Yousry Bissada has more than 30 years of financial services experience focused on the mortgage industry. He is the President and Chief Executive Officer and Director of Home Trust Company, having joined in 2017. From 2017 until mid-2023, Mr. Bissada also served as President & CEO and Director of Home Trust’s parent company, Home Capital Group (HCGI) until it was acquired by Smith Financial Corp. In addition to serving on the board of Home Trust, he also currently serves on the board of FirstService, Bank and Trust Company Association and the Princess Margaret Cancer Foundation. Mr. Bissada is a CPA, GCA and Accredited Mortgage Professional (AMP) and holds an ICD.D designation from the Institute of Corporate Directors.

Elizabeth Carducci[1] Ontario, Canada	58	Director since June 30, 2022

Ms. Carducci is recognized as a visionary leader in the customer and employee experience industry. She is currently an advisor and investor in early stage companies, having recently retired from a 21 year career at Medallia, a leading software company in the customer experience space. As a member of the founding team, Ms. Carducci joined Medallia in 2001 as employee number three and helped build the company into an industry leader with 2,000 employees and more than $500 million in annual revenue. She was part of the management team that took Medallia public in 2019, and through a subsequent $6.4 billion buyout in 2021 by private equity firm, Thoma Bravo. Ms. Carducci held numerous operational roles during her tenure at Medallia, culminating in her position as Chief Revenue Officer. Under her stewardship, Medallia became the leading provider of customer experience management solutions across a wide variety of industries, including the hospitality, retail and financial services sectors. Before Medallia, Ms. Carducci led the global contact center organization for Starwood Hotels, with prior roles at ITT Sheraton, and Deloitte. Ms. Carducci holds an MBA from Stanford University and a Bachelor of Science in Electrical Engineering from the Massachusetts Institute of Technology.

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Steve H. Grimshaw[2,3] Texas, USA	59	Director since May 11, 2021

Mr. Grimshaw is the full time Chairman of Caliber, Inc., one of the largest automotive service companies in the U.S. Since joining as CEO in 2009, Caliber has grown from 68 locations in two states to over 1,550 company owned locations in 42 states across the U.S. Caliber’s family of brands now include Caliber Collision, Caliber Auto Glass, Caliber Auto Care, and Protech Electronics. Caliber’s revenues have increased from $284 million to over $4.0+ billion during his tenure. Prior to joining Caliber, Mr. Grimshaw served as Executive Vice President & General Manager at Safety-Kleen Systems, one of the largest environmental services companies in the U.S. with additional operations in Canada, Mexico, Japan, China, and South Korea. Under Mr. Grimshaw’s inspirational leadership, Caliber’s philanthropic efforts are tightly woven into the fabric of the Caliber culture, including the annual Rhythm Restoration Food Drive with more than 20 million meals collected for children in need of nutritious meals and the Caliber Recycled Rides program which has donated more than 250 vehicles to military and first responder families in need of reliable transportation. Mr. Grimshaw received the 2016 Ernst & Young Southwest Entrepreneur of the Year Award in the services category and was a National Finalist. Mr. Grimshaw was Chair of the Board for the Dallas Division of the American Heart Association until June 2020 and currently serves on the AHA Board for the Southwest Region. Mr. Grimshaw chaired the 2016 Côtes du Coeur event with his wife raising a record $4 million to fight heart disease and stroke. Mr. Grimshaw was also appointed to the American Heart Association CEO Roundtable as one of 40 CEOs from some of America’s largest companies dedicated to disseminating evidence-based approaches to workplace health. Mr. Grimshaw also sits on the board of Premise Health, the nation’s leading direct healthcare provider based in Nashville, TN and Apple Roofing, a residential and commercial roofing company based in Southlake, TX. Mr. Grimshaw is a graduate of the University of South Carolina where he currently serves as a Trustee for the Business Partnership Foundation for the Darla Moore Business School. Previous board participation includes Mavis Discount Tire, Amegy Bank Dallas Advisory Board and 22Kill (focused on ending veteran suicide).

Jay S. Hennick Ontario, Canada	67	Director and Chairman of the Board since June 1, 2015

Mr. Hennick is the global Chairman, CEO and controlling shareholder of Colliers International. Jay is also the Founder, Chairman and the largest individual shareholder of FirstService and was the former CEO from 1988 to 2015. He is also the Chairman of Hennick & Company, a private family investment firm. In 1998, Mr. Hennick was awarded Canada's Entrepreneur of the Year, and in 2001 he was named Canada's CEO of the Year by Canadian Business Magazine. In 2011, Jay received an Honorary Doctorate of Laws from York University and in 2014, an Honorary Doctorate from the University of Ottawa. In 2019, Mr. Hennick was appointed as a member of the Order of Canada and received the International Horatio Alger Award. Mr. Hennick also served as Chairman of the Board of Directors of the Sinai Health System and Mount Sinai Hospital, in Toronto between 2013 and 2016. Jay and his wife Barbara are also active philanthropists establishing the Hennick Family Foundation to support important causes in healthcare, education and the arts, the largest of which include: a $50 million donation to the Royal Ontario Museum in support of their revitalization and new vision plans of one of Ontario’s most treasured institutions; a $36 million donation to name Hennick Bridgepoint Hospital, the largest complex care and rehabilitation hospital in Canada; a $10 million donation to the World Holocaust Remembrance Centre (Yad Vashem) in Jerusalem, Israel; a $8 million donation to name the “Hennick JD-MBA Program” at Osgoode Hall Law School and the Schulich School of Business at York University; a $7.5 million donation to name the “Hennick Family Wellness Gallery”, a healing and respite gallery housing the largest collection of artworks from famed Canadian artist, Sorel Etrog; and a $3.5 million donation to the University of Ottawa Law School to fund scholarship for worthy students.

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Frederick F. Reichheld[3] Massachusetts, USA	72	Director since June 1, 2015

Since 1977, Mr. Reichheld has been employed at Bain & Company, Inc., a global business consulting firm, and was elected to the partnership at Bain in 1982. Mr. Reichheld is the creator of the Net Promoter® system of management and founded Bain’s Loyalty practice, which helps clients achieve superior results through improvements in customer, employee, partner and investor loyalty and has also served in a variety of other roles, including as a member of Bain & Company’s Worldwide Management, Nominating, and Compensation Committees. In January 1999, he was elected by the firm to become the first Bain Fellow. Mr. Reichheld is a frequent speaker to major business forums and groups of CEOs and senior executives worldwide and has authored several books, including The Loyalty Effect: The Hidden Force Behind Growth, Profits, and Lasting Value (Harvard Business School Press, 1996), Loyalty Rules!: How Today’s Leaders Build Lasting Relationships (Harvard Business School Press 2003), The Ultimate Question (Harvard Business School Press, 2006), The Ultimate Question 2.0 (Harvard Business School Press 2011) and Winning on Purpose (Harvard Business Review Press 2021). Mr. Reichheld received his BA from Harvard College and his MBA from Harvard Business School.

D. Scott Patterson Ontario, Canada	63	Director and Chief Executive Officer since June 1, 2015

Mr. Patterson is the CEO of FirstService. Pre-spin-off, Mr. Patterson was the President and Chief Operating Officer of former FirstService Corporation from 2003 to 2015. He joined former FirstService Corporation in 1995 as Vice President Corporate Development, and was its Chief Financial Officer from February 1995 until September 2003. Prior to joining former FirstService Corporation, Mr. Patterson was an investment banker at Bankers Trust. Mr. Patterson qualified as a Chartered Accountant in 1985 and began his career at PricewaterhouseCoopers. Mr. Patterson holds a Bachelor of Arts degree in Business Administration from the University of Western Ontario.

Joan Eloise Sproul[1] Ontario, Canada	67	Director since May 15, 2018

Ms. Sproul was most recently the Executive Vice President, Finance (CFO) & Chief Administrative Officer of the Sinai Health System in Toronto, Canada. In addition to serving more than 20 years in various finance and corporate-related roles at Mount Sinai Hospital, she previously held a number of senior financial positions in the hospitality industry. Ms. Sproul was named to the list of Canada's Most Powerful Women, Women's Executive Network, 2013. Ms. Sproul holds a Chartered Professional Accountant (CPA) designation, having qualified as a Chartered Accountant in 1981 and began her career at Ernst & Whinney. Ms. Sproul holds a Bachelor of Commerce degree from the University of Toronto.

Erin J. Wallace[2,3] Colorado, USA	64	Director since October 8, 2015

Ms. Wallace is the former Chief Operating Officer at Great Wolf Resorts, Inc., a role she held from 2016 through 2019. In this role she was responsible for leading more than 9,000 Pack Member employees at 18 lodges throughout the United States. Great Wolf Resorts, Inc. is America’s largest family of indoor water park resorts and has over 7.0 million guests a year. Before joining Great Wolf Resorts, Inc., Ms. Wallace was the Chief Operating Officer of Learning Care Group, Inc. from February 2015 to August 2016, where she led more than 16,000 Learning Care Group employees in delivering operational excellence to the families served at more than 900 schools throughout its umbrella of 5 brands. Prior to that, Ms. Wallace’s 30 year career at the Walt Disney Company spanned many roles in Theme Parks and Resorts concluding with Executive Vice President of Operations Strategy, Planning, Revenue Management and Decision Sciences, encompassing all of Disney Parks’ domestic and international sites. After joining Disney as an industrial engineer in 1985, Ms. Wallace’s roles included Senior Vice President of Walt Disney World Operations – where she oversaw the largest and most popular resort destination in the world, Vice President of Walt Disney World’s Magic Kingdom® and general manager for Disney’s Animal Kingdom® and Disney’s All-Star Resort. Ms. Wallace graduated with honors from the University of Florida and earned her MBA from the Crummer School of Business at Rollins College. She is currently a Trustee at Rollins College and a director of Ardent Leisure Group Limited.

Notes:

1.	Member of Audit Committee
2.	Member of Executive Compensation Committee
3.	Member of Nominating and Corporate Governance Committee

Each director remains in office until the following annual shareholders’ meeting of FirstService or until the election or appointment of his or her successor, unless he or she resigns, his or her office becomes vacant or he or she becomes disqualified to act as a director. All directors stand for election or re-election annually.

Further background information regarding the directors of FirstService are set out in the Meeting Circular, the relevant sections of which are incorporated by reference herein and which is available under our SEDAR+ profile at www.sedarplus.ca.

Officers

The following information is provided with respect to the executive and other key officers of FirstService as at the date hereof:

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
D. Scott Patterson Ontario, Canada	63	Chief Executive Officer since June 2015	See description above under “Directors”.
Jeremy Rakusin Ontario, Canada	55	Chief Financial Officer since June 2015

Mr. Rakusin is the CFO of FirstService, and he is responsible for the overall financial management of FirstService, including external and internal financial reporting, budgeting, and capital market activities, including managing investor and lender relationships. Mr. Rakusin is also closely involved with all corporate communications and capital allocation decision making. Mr. Rakusin joined FirstService in September 2012 as Vice President, Strategy & Corporate Development and was responsible for sourcing and executing the company’s acquisition strategy, as well as leading other corporate strategic and growth initiatives. Prior to joining FirstService, Mr. Rakusin was Mergers & Acquisitions Head at Raymond James Ltd. with responsibility for leading the firm’s domestic and cross-border M&A practice. Mr. Rakusin’s investment banking and corporate finance experience also includes more than 10 years at Bank of America, Merrill Lynch and TD Securities. Other career experience includes positions as a portfolio manager at a Toronto-based discretionary investment firm and as a securities and corporate lawyer at Toronto-based Goodmans LLP. Mr. Rakusin earned his joint MBA and Law degrees from the University of Toronto. He also received his Chartered Financial Analyst designation.

Douglas G. Cooke Ontario, Canada	64	Senior Vice President, Corporate Controller and Corporate Secretary since June 2015

Mr. Cooke is the Senior Vice President, Corporate Controller and Corporate Secretary of FirstService, and he is responsible for FirstService’s external and internal corporate reporting and cash management functions. Mr. Cooke joined FirstService in 1995 as Controller, later assuming the position of Corporate Controller and Treasurer. In 2019, Mr. Cooke was appointed Senior Vice President. Prior to joining FirstService, Mr. Cooke was Senior Internal Auditor for Unilever Canada, a subsidiary of Unilever PLC, one of the world’s largest consumer product companies. Previously, Mr. Cooke has held senior financial reporting positions within the retail and financial sectors. Mr. Cooke is both a Chartered Professional Accountant and Chartered Financial Analyst, beginning his career with KPMG.

Alex Nguyen Ontario, Canada	41	Senior Vice President, Strategy and Corporate Development, since June 2015

Mr. Nguyen is the Senior Vice President, Strategy and Corporate Development, of FirstService. In this role, Mr. Nguyen is responsible for driving acquisition growth across all of FirstService’s business platforms. Mr. Nguyen is also closely involved in the formulation and execution of the Company’s corporate strategy and growth initiatives. In 2019, Mr. Nguyen was appointed Senior Vice President. Prior to FirstService, Mr. Nguyen worked at the Ontario Teachers’ Pension Plan, one of the largest institutional investors in the world, where he was responsible for the execution and management of private equity investments. Formerly, Mr. Nguyen worked at RBC Capital Markets and CIT.

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Steve Carpenter Arkansas, USA	48	Senior Vice President, Technology and Sustainability and Information Services, since January 2022

Steve Carpenter joined FirstService in 2015 and has served as California Closets CIO and FirstService Brands CIO prior to moving to the FirstService Corporate team in 2022. Prior to joining FirstService, he served as Director of Hosted Operations for one of the largest global contact center companies. In that role he was responsible for hosted services provided to numerous Fortune 100 companies. Previously, Steve held multiple IT leadership positions over a ten plus year period with a North American multi-brand home services provider; where he focused on providing technology solutions that improved customer experience, employee productivity, and overall life cycle management.

Steve has over twenty years of IT leadership experience in selecting, sourcing, designing, implementing, and running all aspects of information technology. Steve attended Murray State University and is a United States Army veteran, he currently resides in the Ozark Mountain area of Arkansas.

David Diestel Florida, USA	54	Chief Executive Officer, FirstService Residential, since August 2021

Mr. Diestel is CEO of FirstService Residential, a role he assumed in 2021 after serving as President of the company’s South Region since 2014. During his time leading the South, his focus on corporate culture and operating discipline transformed the region and led the team to deliver significant increases in revenue and profitability along with entry into new markets. Mr. Diestel joined FirstService Residential in 2005 as the company's Senior Vice President, Operations. In this role, he was responsible for launching the FirstService Residential brand and many of the foundational operational practices that today drive the company’s focus on associate and client experience as well as growth initiatives. Before joining FirstService Residential, Mr. Diestel held the position of Director of Strategy and Operations at FirstService, which he joined in 2002. Mr. Diestel earned a bachelor’s degree in Engineering from McGill University and an MBA from the Rotman School of Management at the University of Toronto. He earned his certification as a LEED AP (Leadership in Energy and Environmental Design) from the U.S. Green Building Council.

Charlie E. Chase Pennsylvania, USA	64	President and Chief Executive Officer, FirstService Brands, since 2010

Mr. Chase is the President and CEO of FirstService Brands. Prior to his role as CEO, Mr. Chase served as the President of the Consumer Franchises of The Franchise Company and prior to that he was CEO of CertaPro Group. Throughout his 30 years with FirstService Brands he has held numerous roles, starting as a Franchise owner in 1982 at College Pro Painters. Believing that there was an opportunity to create a successful and significant full time painting company, in 1992 he became the founding President of CertaPro Painters.

Ownership

As of the date hereof, the directors and executive/key officers of FirstService, as a group, own, or control or direct, directly or indirectly, 5,210,933 Common Shares, which represents 11.6% of the total Common Shares outstanding.

Legal proceedings and regulatory actions

There are no legal proceedings to which FirstService is a party to, or in respect of which, any of the property of FirstService is the subject of, which is or was material to FirstService during 2023, and FirstService is not aware of any such legal proceedings that are contemplated. In the normal course of operations, FirstService is subject to routine immaterial claims and litigation incidental to its business. Litigation currently pending or threatened against FirstService includes disputes with former employees and commercial liability claims related to services provided by FirstService. FirstService believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on FirstService’s financial condition or the results of operations.

During 2023, there were no penalties or sanctions imposed against FirstService by a court relating to provincial and territorial securities legislation or by a securities regulatory authority, nor were there any other penalties or sanctions imposed by a court or regulatory body against FirstService and, during 2023, FirstService did not enter into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

Properties

The following chart provides a summary of the properties occupied by FirstService and its subsidiaries as at December 31, 2023:

(square feet)	United States (leased)	United States (owned)	Canada (leased)	Canada (owned)	International (leased)	International (owned)

FirstService Residential	1,003,000	-	104,000	–	–	–
FirstService Brands	3,166,000	47,000	549,000	–	–	–
Corporate	-	-	8,000	–	–	–

Reconciliation of non-GAAP financial measures

In this AIF, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from operations or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from operations to adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2023	2022

Net earnings	$147,021	$145,007
Income tax	56,317	48,974
Other income, net	(5,810)	(146)
Interest expense, net	47,364	25,191
Operating earnings	244,892	219,026
Depreciation and amortization	127,934	110,140
Acquisition-related items	21,517	4,520
Stock-based compensation expense	21,385	18,046
Adjusted EBITDA	$415,718	$351,732

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Year ended December 31, 2023	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$155,044	$126,468	$(36,620)
Depreciation and amortization	33,114	94,729	91
Acquisition-related items	(366)	21,159	724
Stock-based compensation expense	-	-	21,385
Adjusted EBITDA	$187,792	$242,356	$(14,420)

Year ended December 31, 2022	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$138,873	$111,638	$(31,485)
Depreciation and amortization	28,611	81,439	90
Acquisition-related items	1,153	3,200	167
Stock-based compensation expense	-	-	18,046
Adjusted EBITDA	$168,637	$196,277	$(13,182)

(1) Corporate costs represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated with segment operating earnings (loss) and Adjusted EBITDA

Adjusted EPS is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per Common Share from operations, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings (loss) per Common Share from operations to adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2023	2022

Diluted net earnings per share	$2.24	$2.72
Non-controlling interest redemption increment	0.72	0.33
Acquisition-related items	0.47	0.10
Amortization of intangible assets, net of tax	0.88	0.79
Stock-based compensation expense, net of tax	0.35	0.30
Adjusted EPS	$4.66	$4.24

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. We use these non-GAAP financial measures to assist management and investors in understanding our operating performance, our ability to service debt, to assist in determining our overall enterprise valuation and to evaluate acquisition targets, and such measures are an integral part of our planning and reporting systems. We provide non-GAAP financial measures because we believe such measures are useful to investors as a reasonable indicator of our operating performance given the low capital intensity of our service operations and provide a supplemental way to understand our underlying operating performance that enhances the comparability of operating results from period to period, and such measures are commonly used by many investors to compare companies, especially in the services industry. We have also chosen to provide such measures to investors so they can analyze our operating results in the same way that management does and use such measures in their assessment of our core business and valuation. Investors are cautioned that non-GAAP financial measures should not be relied upon as a substitute for financial measures prepared in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Risk factors

Readers should carefully consider the following risks, as well as the other information contained in this AIF and our management’s discussion and analysis for the year ended December 31, 2023. If any of the following risks actually occurs, our business could be materially harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or we currently deem immaterial, may also adversely affect our business, and past performance is no guarantee of future performance.

Risks relating to our Business

Public health crises, and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees

FirstService’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises beyond our control. Many governments may declare that an outbreak, or one or more waves or an outbreak, constitutes an emergency in their jurisdictions. Reactions to the spread of an outbreak, or the worsening of an outbreak from time to time, may lead to, among other things, significant restrictions on travel, business closures, quarantines, social distancing and other containment measures and a general reduction in consumer activity. While these effects may be temporary, the duration of any business disruptions and related financial impact cannot be reasonably estimated, and may be instituted, terminated and re-instituted from time to time as an outbreak worsens, waves of an outbreak occur or new variants of the virus arise from time to time.

Such public health crises can also result in volatility and disruptions in the supply and demand for various products and services (including the products and services offered by FirstService), global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect interest rates, credit ratings, credit risk and inflation. The risks to FirstService of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak.

Economic conditions, especially as they relate to credit conditions and consumer spending and demand for managed residential property

During periods of economic slowdown or contraction, our business is impacted directly. Consumer spending directly impacts our FirstService Brands operations businesses because as consumers spend less on property services, our revenues decline. These factors could also negatively impact the timing or the ultimate collection of accounts receivable, which would negatively impact our operating revenues, profitability and cash flow.

Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions

We provide various services at residential properties in our FirstService Residential and FirstService Brands operating divisions. Property values and consumer confidence are strongly correlated with demand for our services, including painting, closet installation, general maintenance, collections and resale processing.

Extreme weather conditions impacting demand for our services or our ability to perform those services

Natural disasters, such as hurricanes, can have a direct impact in our FirstService Residential and FirstService Brands operations. These events damage property, which require various services that our companies offer, such as restoration and roofing. They may also harm our employees, facilities and franchisees, resulting in an inability to serve clients and generate revenues.

Economic deterioration impacting our ability to recover goodwill and other intangible assets

Expectations of future earnings drive the recoverability of goodwill and other intangible assets, which are tested, at least, on an annual basis. A future deterioration of operating performance may necessitate additional non-cash impairment charges.

A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations

We rely on our businesses to generate the necessary cash to service our financial obligations. As at December 31, 2023, we had $1,182.1 million of debt outstanding ($994.5 million net of cash) that, on December 31, 2023, was required to be refinanced or repaid over the next 3 years. We also had $155 million of available un-drawn credit at December 31, 2023. To date, we have been able to meet all of our debt obligations, however with a decline in performance in some of our businesses, surplus cash may not be available to be remitted which may result in the inability to meet a debt repayment.

An important component of our growth strategy is strategic and selective acquisitions, which we tend to complete with cash. Although we have a revolving credit facility available to us under the Credit Agreement and potential future private placement issuances of NYL Notes and/or Prudential Notes under the NYL Note Agreement and Prudential Note Agreement, respectively, as noted elsewhere in this AIF, we also rely on surplus cash on hand to fund acquisitions. If cash on hand is not available and our revolving credit facility is fully utilized, then future acquisitions may not be possible.

The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses

We generate approximately 13% of our revenues outside the United States. Consequently, a portion of our consolidated results are impacted directly by fluctuations in the relative strength of the U.S. dollar versus the Canadian dollar currency. In the future, we may acquire additional international operations. In such event, the impact of foreign currency exchange rate fluctuations may increase.

Competition in the markets served by FirstService

We operate in highly competitive markets. Changes in the source and intensity of competition in the markets served by us impact the demand for our services and may result in additional pricing pressures. The relatively low capital cost of entry to certain of our businesses has led to strong competitive markets, including regional and local owner-operated companies. Regional and local competitors operating in a limited geographic area may have lower labour, benefits and overhead costs. The principal methods of competition in our businesses include name recognition, quality and speed of service, pricing, customer satisfaction and reputation. No assurance can be given that we will be able to compete successfully against current or future competitors and that the competitive pressures that we face will not result in reduced market share or negatively impact our financial performance.

Labour shortages or increases in wage and benefit costs

As a services company, our primary asset is the human capital that comprises our workforce. In particular, we rely on property managers, franchisees and other skilled staff to generate revenues. A shortage, or increase in wage and benefit costs, of this human capital could reduce our revenues and profitability.

The effects of changes in interest rates on our cost of borrowing

As at December 31, 2023, we had $1,045.5 million of debt at variable interest rates. As a result, changes in base rates such as SOFR affect our interest expense as these base rates fluctuate. On our fixed rate debt, we have from time-to-time entered into fixed-for-floating interest rate swaps, where advantageous, to convert the fixed interest payments to floating. These swaps are intended to manage interest rate sensitivity and reduce overall interest costs. The Company has two interest rate swaps in place to exchange the floating interest rate on $182.5 million of debt total under its Credit Agreement for a fixed rate.

A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders

A prolonged decline in our earnings performance could result in a non-compliance with one or more financial covenants under the Credit Agreement, Senior Note Agreement, NYL Note Agreement and/or Prudential Note Agreement. In addition, FirstService’s degree of leverage from time to time could have adverse consequences for FirstService, including: limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and associated contingent purchase consideration, and/or for general corporate purposes; restricting our flexibility and discretion to operate our business; limiting our ability to declare dividends on the Common Shares; having to dedicate a portion of our cash flows from operations to the payment of interest on our existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures, acquisitions and other future business opportunities; exposing us to increased interest expense on borrowings; limiting our ability to adjust to changing market conditions; placing us at a competitive disadvantage compared to its competitors that have less debt; making us vulnerable in a downturn in general economic conditions; and making us unable to make capital expenditures that are important to our growth and strategies. In the event that we are unable to make principal or interest payments on our indebtedness outstanding under the Credit Agreement or our other indebtedness as required, we could be in default and such indebtedness could be accelerated, and we may not be able to repay or refinance such indebtedness. Any such default and acceleration could require us to raise additional equity capital (resulting in dilution) or take on additional indebtedness, which could have more onerous terms than our existing indebtedness, or to sell assets or take other actions that could adversely affect our business. Furthermore, a lender, if unpaid, may exercise their secured creditor rights.

Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices

As a services company, the costs of providing services to our customers can fluctuate. Certain operating expenses are based on market rates which we cannot control and, absent an offsetting price increase in our services, have a direct impact on our operating margins.

Changes in the frequency or severity of insurance incidents relative to our historical experience

Adverse changes in claims experience could increase our insurance costs and/or increase the risk of being unable to renew insurance coverage at our operations. In each of our operating segments, we effectively self-insure certain risks, with a layer of third-party insurance for catastrophic claims. An increase in the frequency or severity of claims in these areas could materially affect our financial position and results of operations. There can be no assurance that we will be able to obtain insurance coverage on favourable economic terms in the future.

A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations, no assurance of future performance by acquired businesses and potential liabilities associated with acquisitions

As an acquisitive organization, we actively pursue acquisitions to expand our footprint and services offerings as well as supplement existing businesses. Not only does our acquisition strategy depend on the continued availability of suitable targets, it also depends on the ability to negotiate favorable terms and conditions. Another risk with acquisitions is the ability to integrate the acquired business into an existing service line.

In addition, the historic and current performance of a business we acquire may not be indicative of success in future periods. A business we acquire may not perform as well as we anticipate or we may incur unanticipated costs and expenses relating to its operations. The future performance of a business we acquire may be influenced by unpredictable events, economic downturns, regulatory changes and other factors beyond the control of FirstService. There is no assurance that revenues generated from a business we acquire will increase in future years. As a result of any one or more of these factors, the operations and financial performance of a business we acquire may be negatively affected, which could materially and adversely affect FirstService’s financial results.

In relation to acquisitions we make, often times the liabilities of the acquired business remained with the acquired legal entity or entities. There may be liabilities that FirstService fail to discover or are unable to quantify accurately or at all in a due diligence review of an acquisition conducted prior to completing the acquisition. Although FirstService has in the past in select circumstances obtained buyer-side representation and warranty insurance in respect of an acquisition and has certain limited indemnification rights, these may be insufficient to satisfy any losses resulting from such liabilities.

Changes in laws, regulations and government policies at the federal, state/provincial or local level may adversely impact our businesses

Changes in laws and regulation at the different jurisdictional levels can have a direct effect on our operations. It is difficult to predict the future impact of a change in legislative and regulatory requirements affecting our businesses. The laws and regulations applicable to our businesses will likely change in the future and affect our operations and financial performance. In addition, if we were to fail to comply with any applicable law or regulation, we could be subject to substantial fines or damages, be involved in litigation, suffer losses to our reputation and suffer the loss of licenses or penalties that may affect how our business is operated, which, in turn, would have a material adverse effect on our business, financial condition and results of operations.

Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses

The nature of the fire protection services we provide exposes us to the risks that we may be held liable for employee acts or omissions or installation/system failures. In an attempt to reduce this risk, our installation, service and/or maintenance agreements and other contracts contain provisions limiting our liability in such circumstances, and we typically maintain liability insurance to mitigate such risk. However, in the event of litigation, it is possible that contract limitations may be deemed not applicable or unenforceable, that our insurance coverage is not adequate, or that insurance carriers deny coverage of our claims. As a result, such employee acts or omissions or installation/system failures could have an adverse effect on our business, financial condition, results of operations and cash flows.

Risks arising from any regulatory review and litigation

While management is not currently aware of any formal regulatory reviews or investigations, the commencement of any such reviews or investigations may result in the diversion of significant management attention and resources and, if securities or other regulators determine that a violation of securities or other laws may have occurred, or has occurred, the Company or its officers and directors may receive notices regarding potential enforcement action or prosecution and could be subject to civil or criminal penalties or other remedies. For example, the Company or its officers could be required to pay substantial damages, fines or other penalties, the regulators could seek an injunction against the Company or seek to ban an officer or director of the Company from acting as such, any of which actions would have a material adverse effect on the Company.

Risks associated with intellectual property and other proprietary rights that are material to our business

Our ability to compete effectively depends in part on our rights to service marks, trademarks, trade names and other intellectual property rights we own or license. We have not sought to register every one of our marks in every jurisdiction in which they are used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other jurisdictions as we would in Canada or the United States. If we are unable to protect our proprietary information and brand names, we could suffer a material adverse effect on our business, financial condition or results of operations. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, patent or other intellectual property infringement against us, or any other successful challenge to the use of our intellectual property, could subject us to damages or prevent us from providing certain services under our recognized brand names, which could have a material adverse effect on our business, financial condition or results of operations.

Disruptions or security failures in our information technology systems

Our information technology systems facilitate our ability to monitor, operate and control our operations. While we have disaster recovery plans in place, any disruption in these plans or the failure of our information technology systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting, among other things, our capacity to monitor, operate and control our operations effectively. In addition, because our systems contain information about individuals and businesses, our failure to maintain the security of the data we hold, whether the result of our own error or the malfeasance or errors of others, could harm our reputation or give rise to legal liabilities relating to violations of privacy laws or otherwise, which may lead to lower revenues, increased costs and other material adverse effects on our results of operations.

Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business

Political events and situations can have an effect on the Company’s operations. Events could occur that may hamper our ability to manage operations, extract cash and implement FirstService policies in certain regions.

Risks relating to our Common Shares

Volatility of market price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

●	actual or anticipated fluctuations in our annual or quarterly results of operations;
●	changes in estimates of future results of operations by us or by securities research analysts;
●	changes in the economic performance or market valuations of other companies that investors deem comparable to us;
●	the addition or departure of our executive officers or other key personnel;
●	litigation or regulatory action against us;
●	issuances or expected issuances of additional Common Shares or other forms of our securities;
●	changes in applicable laws and regulations, including tax laws, or changes in the manner in which those laws are applied;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and
●	news reports relating to the conditions in the economy in general and/or trends, concerns or competitive developments, regulatory changes and other related issues in our industry.

The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price.

Financial markets have, at times, experienced significant price and volume fluctuations that have particularly affected the market prices of securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Common Shares by those institutions, which could adversely affect the trading price of the Common Shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil occur, our operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

A decline in our performance impacting our ability to pay dividends on Common Shares

Although we intend to make cash dividends to shareholders in accordance with our existing dividend policy, these dividends are not assured. Future dividends on the Common Shares will depend on our results of operations, financial condition, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Additionally, under the Credit Agreement, the Senior Note Agreement, the NYL Note Agreement and Prudential Note Agreement, we are not permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof. The market value of the Common Shares may deteriorate if we are unable to pay dividends pursuant to our existing dividend policy in the future.

Potential dilution

We are authorized to issue an unlimited number of Common Shares for consideration and terms and conditions as established by our board of directors, in many cases, without any requirement for explicit shareholder approval, and shareholders have no pre-emptive rights in connection with such further issuances. We may issue additional Common Shares in share offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and pursuant to the exercise of options under our Option Plan. We cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, holders of Common Shares will suffer dilution and we may experience dilution in our earnings per share.

Foreign private issuer

We are a “foreign private issuer”, as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the United States Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (“SEC”), although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short swing profit liability provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are generally longer.

As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD, and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We currently rely on this exemption with respect to requirements regarding the quorum for any meeting of our shareholders, the requirement to obtain shareholder approval prior to an issuance of securities in certain circumstances and certain responsibilities of the Executive Compensation Committee of our board of directors. We may in the future elect to follow home country practices in Canada with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements and Nasdaq corporate governance listing standards.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Common Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the U.S. Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Interest of management and others in material transactions

Except as described below or elsewhere in this AIF, no director of FirstService, executive officer of FirstService, or person or company that beneficially owns, or controls or directs more than 10% of any class or series of voting securities of FirstService, or any associate or affiliate of any of the foregoing persons, has or has had any material interest in any transaction within the last three years, or during the current year, that has materially affected or is reasonably expected to materially affect FirstService or any of its subsidiaries.

To the knowledge of the directors and executive officers of FirstService, no person beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares.

Material contracts

The only contracts that can reasonably be regarded as material to us, other than contracts entered into in the ordinary course of business, are as follows:

(a)         Credit Facility: On February 17, 2022, we entered into the Credit Agreement with a syndicate of lenders. The Credit Agreement replaced our prior credit agreement which had been in effect since June 21, 2019. The Credit Agreement provides for a committed multi-currency revolving credit facility of US$1 billion on an unsecured basis. The Credit Agreement has a term ending on February 17, 2027, bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios. The Credit Agreement replaced our previous US$450 million revolving credit facility and US$440 million term loan (drawn in a single advance) that were set to mature in January 2023 and June 2024, respectively. A portion of the revolving credit facility under the Credit Agreement was used to repay the remaining term loan balance of US$407 million under the prior credit agreement. In December 2023, we exercised the $250 million accordion feature under the credit facility to fund our commercial roofing platform acquisition. Accordingly, the second amended and restated credit agreement currently provides for a committed multi-currency revolving credit facility of US$1.25 billion on an unsecured basis. The Credit Agreement requires a commitment fee of 0.24% to 0.50% of the unused portion, depending on certain leverage ratios. The indebtedness under the Credit Agreement, the Senior Notes, the NYL Notes and the Prudential Notes rank equally in terms of seniority. We may repay amounts owing under the Credit Agreement at any time without penalty. Advances under the Credit Agreement are subject to certain conditions of drawdown, and may be made by way of US and Canadian prime rate/base rate/SOFR loans, bankers acceptances or letters of credit. The financial covenants contained in the Credit Agreement require that we maintain a total debt to consolidated EBITDA ratio of not more than 3.5 to 1.0 and, on a consolidated and rolling four quarters basis, an interest coverage ratio of greater than 2.0 to 1. To date, we have always complied with the foregoing covenants under the Credit Agreement and the prior credit agreement. All outstanding amounts under the Credit Agreement will be accelerated and must be repaid upon the occurrence of an event of default under the Credit Agreement, in certain circumstances, following written notice from the lenders to such effect. We are prohibited under the Credit Agreement from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement. The Credit Facility is utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions;

(b)         Senior Note Agreement: On June 1, 2015, we entered into the Senior Note Agreement pursuant to which FirstService assumed from Old FSV US$150 million of Senior Notes bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. As of December 31, 2023, the current interest rate on the Senior Notes is 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments which began on January 16, 2021, and rank equally with the indebtedness under the Credit Agreement in terms of seniority. We may prepay the Senior Notes at any time in an amount of not less than $5 million at the principal amount of the notes then being repaid, plus accrued interest and a make whole payment. The financial covenants contained in the Senior Note Agreement require that we maintain a total debt to consolidated EBITDA ratio of not more than 3.5 to 1.0 and, on a consolidated and rolling four quarters basis, an interest coverage ratio of greater than 2.0 to 1. To date, we have complied with the foregoing covenants. All outstanding amounts under the Senior Notes will be accelerated and must be repaid upon the occurrence of certain events of default under the Senior Note Agreement. We are prohibited under the Senior Note Agreement from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the holders of the Senior Notes;

(c)         NYL Note Agreement: On September 29, 2022, we entered into the NYL Note Agreement for potential future private placement issuances of NYL Notes with NYL Investors LLC (“New York Life”) of up to US$150 million, net of any existing Senior Notes and NYL Notes held by New York Life. We currently have no remaining capacity under the NYL Note Agreement. The NYL Note Agreement has a three-year term ending September 29, 2025. We have the ability to issue incremental NYL Note tranches under the NYL Note Agreement, subject to acceptance by New York Life, with varying maturities as determined by us, and with coupon pricing determined at the time of each NYL Note issuance. As part of entering into the NYL Note Agreement on September 29, 2022, we issued, on a private placement basis to New York Life, US$60 million of 4.53% NYL Notes due September 29, 2032. Subsequently, in January 2024, we issued, on a private placement basis to New York Life, US$50 million of 5.48% NYL Notes due January 30, 2029 and US$25 million of 5.60% NYL Notes due January 30, 2031. The NYL Notes rank equally with the indebtedness under the Credit Agreement, the Senior Note Agreement and the Prudential Note Agreement in terms of seniority. We may prepay issued NYL Notes at any time in an amount of not less than $5 million at the principal amount of the notes then being repaid, plus accrued interest and a make whole payment. The financial covenants contained in the NYL Note Agreement are the same as those contained in the Senior Note Agreement. To date, we have complied with the foregoing covenants. All outstanding amounts under issued NYL Notes will be accelerated and must be repaid upon the occurrence of certain events of default under the NYL Note Agreement. We are prohibited under the NYL Note Agreement from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the holders of the NYL Notes. The proceeds from any issued NYL Notes are intended to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions, as well as potential repayment of amounts outstanding under the Credit Agreement; and

(d)         Prudential Note Agreement: On September 29, 2022, we entered into the Prudential Note Agreement for potential future private placement issuances of Prudential Notes with PGIM Private Capital (“Prudential”) of up to US$300 million, net of any existing Senior Notes and Prudential Notes held by Prudential. We currently have US$235 million of remaining capacity under the Prudential Note Agreement. The Prudential Note Agreement has a three-year term ending September 29, 2025. We have the ability to issue incremental Prudential Note tranches under the Prudential Note Agreement, subject to acceptance by Prudential, with varying maturities as determined by us, and with coupon pricing determined at the time of each Prudential Note issuance. In January 2024, we issued, on a private placement basis to Prudential, US$50 million of 5.64% Prudential Notes due January 30, 2031. The Prudential Notes rank equally with the indebtedness under the Credit Agreement, the Senior Note Agreement and the NYL Note Agreement in terms of seniority. We may prepay issued Prudential Notes at any time in an amount of not less than $5 million at the principal amount of the notes then being repaid, plus accrued interest and a make whole payment. The financial covenants contained in the Prudential Note Agreement are the same as those contained in the Senior Note Agreement. To date, we have complied with the foregoing covenants. All outstanding amounts under issued Prudential Notes will be accelerated and must be repaid upon the occurrence of certain events of default under the Prudential Note Agreement. We are prohibited under the Prudential Note Agreement from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the holders of the Prudential Notes. The proceeds from any issued Prudential Notes are intended to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions, as well as potential repayment of amounts outstanding under the Credit Agreement.

Copies of the above material contracts are available on FirstService’s SEDAR+ profile at www.sedarplus.ca.

Cease trade orders, bankruptcies, penalties or sanctions

To the best of the knowledge of the Company:

(1)         none of the directors or executive officers of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; and

(2)         none of the directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of interest

Certain directors and officers of the Company are engaged in and will continue to engage in activities outside the Company, and as a result, certain directors and officers of the Company may become subject to conflicts of interest. The Business Corporations Act (Ontario) provides that in the event that a director or officer has an interest in a contract or proposed contract or agreement, the director or officer shall disclose his or her interest in such contract or agreement and, in the case of directors, shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Business Corporations Act (Ontario). To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Business Corporations Act (Ontario).

As at the date hereof, the Company is not aware of any existing or potential material conflicts of interest between the Company and a director or officer of the Company.

Experts

The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated February 22, 2024 in respect of the Company’s consolidated financial statements as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023 and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2023. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

Audit Committee

The Audit Committee is comprised of three members who are each “independent” and “financially literate” as required by Multilateral Instrument 52-110 Audit Committees (the “Audit Committee Rule”). The members of the Audit Committee are Yousry Bissada, Elizabeth Carducci and Joan Eloise Sproul (Chair). The Audit Committee has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of FirstService, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of our board of directors or management. The Audit Committee also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to communicate with the external auditors, legal counsel and officers and employees of FirstService. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate.

The Audit Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to our board of directors prior to their approval by the full board. The Audit Committee is also responsible for reviewing the integrity of FirstService’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies. The Audit Committee communicates directly with FirstService’s external auditors in order to discuss audit and related matters whenever appropriate. In addition, our board of directors may refer to the Audit Committee such matters and questions relating to the financial position of FirstService and its subsidiaries. All reports made to FirstService’s ethics hotline are reviewed by the Chair of the Audit Committee and then by the entire Audit Committee at its next meeting. Our board of directors has adopted an Audit Committee mandate, a copy of which is annexed as Exhibit “A” to this AIF. The Audit Committee mandate is also published on the Company’s website (www.firstservice.com).

The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described below.

Joan Eloise Sproul (Chair) – Ms. Sproul was most recently the Executive Vice President, Finance (CFO) & Chief Administrative Officer of the Sinai Health System in Toronto, Canada. In addition to serving more than 20 years in various finance and corporate-related roles at Mount Sinai Hospital, she previously held a number of senior financial positions in the hospitality industry. Ms. Sproul was named to the list of Canada's Most Powerful Women, Women's Executive Network, 2013. Ms. Sproul holds a Chartered Professional Accountant (CPA) designation, having qualified as a Chartered Accountant in 1981 and began her career at Ernst & Whinney. Ms. Sproul holds a Bachelor of Commerce degree from the University of Toronto.

Yousry Bissada – Mr. Bissada is the President and Chief Executive Officer of Home Capital Group Inc. Mr. Bissada has more than three decades of experience in financial services and the mortgage industry. Prior to joining Home Capital Group, Mr. Bissada was President and CEO of Kanetix Ltd., an insurance and financial products company, President and CEO of Filogix, Senior Vice President, Real Estate Secured Lending Products at TD Canada Trust and CFO of Firstline Trust. Mr. Bissada has also served on the boards of companies in the mortgage and financial services industries, such as Chair of Canadiana Financial Corp. and Paradigm Quest Inc. and as a director of Propel Holdings Inc., Street Capital Financial Corp. and Equity Financial Holdings Inc. (now Haventree Bank). Mr. Bissada is a CPA, CGA and an Accredited Mortgage Professional (AMP).

Elizabeth Carducci – Ms. Carducci is recognized as a visionary leader in the customer and employee experience industry. She is currently an advisor and investor in early stage companies, having recently retired from a 21 year career at Medallia, a leading software company in the customer experience space. As a member of the founding team, Ms. Carducci joined Medallia in 2001 as employee number three and helped build the company into an industry leader with 2,000 employees and more than $500 million in annual revenue. She was part of the management team that took Medallia public in 2019, and through a subsequent $6.4 billion buyout in 2021 by private equity firm, Thoma Bravo. Ms. Carducci held numerous operational roles during her tenure at Medallia, culminating in her position as Chief Revenue Officer. Under her stewardship, Medallia became the leading provider of customer experience management solutions across a wide variety of industries, including the hospitality, retail and financial services sectors. Before Medallia, Ms. Carducci led the global contact center organization for Starwood Hotels, with prior roles at ITT Sheraton, and Deloitte. Ms. Carducci holds an MBA from Stanford University and a Bachelor of Science in Electrical Engineering from the Massachusetts Institute of Technology.

The Audit Committee Rule requires the Company to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee is responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the external auditors engaged for the purpose of issuing an auditor’s report or performing other audit, review or attest services for FirstService and, in such regard, recommend to our board of directors the external auditors to be nominated for approval by FirstService shareholders. The Audit Committee will also consider, assess and report to our board of directors with regard to the independence and performance of the external auditors. The Audit Committee has adopted a pre-approval policy pursuant to which the Company may not engage the Company’s external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The Audit Committee must pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements.

In addition to performing the audit of the Company’s annual consolidated financial statements, PricewaterhouseCoopers LLP provided other services to the Company and they billed the Company the following fees during 2023 and 2022:

(in thousands of US$)	Year ended December 31, 2023	Year ended December 31, 2022
Audit fees (note 1)	$1,160	$1,065
Audit-related fees (note 2)	64	65
Tax fees (note 3)	317	36
All other fees (note 4)	150	104
	$1,691	$1,270

Notes:

1.	Refers to the aggregate fees billed by the Company’s external auditor for audit services relating to the audit of FirstService and statutory audits required by subsidiaries.
2.

Refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (1) above, including professional services rendered by the Company’s external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included amounts incurred in respect of: due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Company’s financial statements; accounting consultations with respect to proposed transactions, as well as other audit-related services.

3.	Refers to the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
4.	Refers to fees for licensing and subscriptions to accounting and tax research tools, as well as administration and out-of-pocket expenses.

Additional information

Additional information, including the directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities, where applicable, is contained in the Meeting Circular.

Copies of publicly filed documents of the Company, including those incorporated herein by reference, can be found through the SEDAR+ web site at www.sedarplus.ca and also via EDGAR at www.sec.gov. Additional financial information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2023.

EXHIBIT “A”

AUDIT COMMITTEE MANDATE

Purpose

The Audit Committee (the “Committee”) is appointed by and shall assist the Board of Directors (the “Board”) of FirstService Corporation (the “Company”) in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by the Company to the public, (iv) risk management including systems of internal accounting and financial controls, (v) appointing, overseeing and evaluating the work of the external auditors, and (vi) compliance with applicable legal and regulatory requirements.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee such matters and questions relating to the financial position of the Company and its subsidiaries as the Board may from time to time see fit.

Membership

The Committee shall consist of at least three directors appointed annually by the Board and shall be selected based upon the following, in accordance with applicable rules and regulations:

a.

Independence. Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

b.

Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

c.

Commitment. In addition to being a member of the Committee, if a member is also on the audit committee or board of directors of other public companies, the Board shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Company’s Audit Committee.

Chair and Secretary

The Chair of the Audit Committee shall be selected by the Board. If the Chair is not present, the members of the Committee may designate a Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the other Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of such meetings, shall be determined from time to time by the Chair of the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. The Committee shall have sufficient notice in order to prepare for each meeting. Notice of each meeting shall also be given to the external auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Committee in accordance with applicable law.

Meeting Agendas

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to the Committee members prior to any meetings.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to communicate with the external auditors, legal counsel, and officers and employees of the Company.

The members of the Committee have the right, for the purpose of performing their duties, to inspect the books and records of the Company and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external auditors of the Company.

Responsibilities

The Company’s management is responsible for preparing the Company’s financial statements while the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of any internal audit initiatives. The Company’s external auditors are accountable to the Committee as representatives of the Company’s shareholders.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee are as follows:

1.	Financial Reporting Process and Financial Statements

a.

In consultation with the external auditors and management, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies;

b.

Review all material transactions and contracts entered into by the Company with any insider or related party of the Company, other than officer or employee compensation arrangements which are approved by the Compensation Committee;

c.

Review with management and the external auditors the Company’s annual audited consolidated financial statements and discuss with the external auditors all matters required to be discussed by generally accepted auditing standards (GAAS) in Canada and the United States. This would include reviewing an annual report prepared by the external auditors describing: (i) all critical accounting policies used by the Company, (ii) any material alternative accounting treatments within generally accepted accounting principles (GAAP) that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures, and (iii) any other material written communications between the external auditors and management;

-A2-

d.	Following completion of the annual audit, review with management and the external auditors any significant issues, concerns or difficulties encountered;

e.	Resolve any disagreements between management and the external auditors regarding financial reporting;

f.	Review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information including earnings guidance provided to analysts;

g.

Review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company and periodically assess the adequacy of those procedures; and

h.	Meet separately, periodically, with management and with the external auditors.

2.	External Auditors

a.

The Committee is responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the external auditors engaged for the purpose of issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

b.

Pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Committee will retain the external auditors;

c.	Review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditing firm;

d.	Consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

e.

Request and review annually a report by the external auditors regarding the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the past five years.

3.	Internal Controls and Risk Management

a.

Oversee management’s design, implementation and evaluation of the Company’s internal controls over financial reporting including compliance with the requirements of the Sarbanes-Oxley Act. Receive and review reports from management and the external auditors with regard to the reliability and effective operation of the Company’s accounting systems and internal controls;

b.

Discuss with management the Company’s approach to risk assessment and risk management and it’s assessment of the need for internal auditing. The Company’s approach includes assessing and managing the risks related with personal and sensitive data that is collected, transmitted or stored by the Company and the control environment in place to protect the privacy of such data;

c.

Establish policies and procedures for the confidential, anonymous submission by employees of the Company of any concerns regarding questionable accounting or other acts and for the receipt, retention and treatment of any such submissions.

-A3-

4.	Legal and Regulatory Requirements

a.

Receive and review timely analysis by management of significant issues relating to public disclosure and reporting, including, prior to finalization, the Management’s Discussion and Analysis and Annual Information Form;

b.	Prepare the report of the Audit Committee required to be included with the Company’s periodic filings; and

c.	Assist the Board in the oversight of compliance with legal and regulatory matters.

5.	Additional Responsibilities

a.

Report regularly to the Board, including matters such as the quality and integrity of the Company’s financial statements, compliance with legal and regulatory requirements, the results of any internal audit initiatives including evaluation of internal controls over financial reporting for purposes of compliance with Sarbanes-Oxley, and the performance and independence of the external auditors; and

b.	Review and reassess annually the adequacy of the Audit Committee’s Mandate and prepare and review with the Board an annual performance evaluation of the Audit Committee.

-A4-